DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

[redacted]

04007881

ebruary 6, 2004

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/6/2004

Re: AT&T Wireless Services, Inc.
Incoming letter dated December 26, 2003

Dear Ms. Morgan:

This is in response to your letter dated December 26, 2003 concerning the shareholder proposal submitted to AT&T Wireless by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave, No. 205
Redondo Beach, CA 90

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 26, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Shareholder Rights Plans Submitted by John Chevedden for Inclusion in the AT&T Wireless Services, Inc. 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to AT&T Wireless Services, Inc., a Delaware corporation ("ATTWS" or the "Company"). On December 8, 2003, ATTWS received a proposed shareholder resolution and supporting statement (together, the "Proposal") from John Chevedden (the "Proponent" or "Mr. Chevedden") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting (the "2004 Proxy Statement").

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, ATTWS excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of ATTWS, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as

Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to shareholder rights plans and states, in relevant part:

> *RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also, once this proposal is adopted any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.*

The Proposal supporting statement goes on to state that the Proposal

> *gives our Directors the flexibility to ignore our shareholder input if our Directors seriously believe they have a good reason.*

Summary of Bases for Exclusion

We have advised ATTWS that it properly may exclude the Proposal or portions thereof from its 2004 Proxy Statement and form of proxy for the following reasons:

1. The entire Proposal may be excluded pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has not provided proof of ownership of the requisite value of the Company's shares to be eligible to submit the Proposal within 14 calendar days of receipt of the Company's request for such proof of ownership.

2. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6) because the Proposal is impermissibly vague and indefinite and, therefore, potentially misleading.

3. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. The entire Proposal may be excluded pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has not provided proof of ownership of the requisite value of the Company's shares to be eligible to submit the Proposal within 14 calendar days of receipt of the Company's request for such proof of ownership.

Rule 14a-8(f)(1) provides that issuers may exclude shareholder proposals from their proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rules 14a-8(a)-(d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal.

If the proponent is a registered holder of a company's securities, the company bears the burden of verifying the proponent's eligibility to submit the proposal. If, however, the proponent is not a registered shareholder, it is the proponent's burden to provide proof of ownership in one of the two methods specified in Rule 14a-8(b)(2)(i)-(ii). Where, as here, the proponent fails to provide proof of ownership at the time they submit the proposal, the company must notify the proponent in writing of the procedural or eligibility deficiency within 14 calendar days of receiving the proposal. A proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification. Rule 14a-8(f)(1).

The Proponent is not a registered shareholder of the Company. By letter dated December 9, 2003 (the "December 9, 2003 letter"), and delivered via overnight courier, the Company requested that the Proponent submit proof of ownership of at least $2,000 in market value or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year prior to the date the Proponent submitted the Proposal, December 8, 2003. A copy of the Company's request is attached to this letter as **Exhibit B**. The Company has obtained confirmation from the overnight courier, Airborne Express, that the December 9, 2003 letter was delivered to the Proponent's home and signed for on December 10, 2003 at 8:46 a.m. A copy of the Airborne Express Tracking Results Detail is attached to this letter as **Exhibit C**.

As noted, a proponent's response to a notice of any procedural or eligibility deficiency must be postmarked or transmitted electronically to the company, no later than 14 days from they date they receive the company's notification. Rule 14a-8(f)(1). Because the December 9, 2003 letter was delivered to the Proponent on December 10, 2003, the Proponent had until midnight, December 24, 2003 to respond to the Company's request for proof of ownership. As of the date of this letter, December 26, 2003, the Company has not received from the Proponent a response to its request. Accordingly, the Proposal is properly excludable from the Company's 2004 Proxy Statement pursuant to Rules 14a-8(b) and 14a-8(f)(1).

2. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6) because the Proposal is impermissibly vague and indefinite and, therefore, potentially misleading.

The Proposal is properly excludable from the Company's 2004 Proxy Statement because the Proposal is impermissibly vague, indefinite and, therefore, potentially misleading, in contravention of Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6).

The Staff has consistently concluded that a proposal can be excluded under Rules 14a-8(i)(3)/14a-9 if (a) it is so vague and indefinite that it would be difficult for a company implementing it and for shareholders voting on it to determine with any reasonable certainty what measures the proposal would require if it were approved, (b) the proposal involves highly speculative determinations concerning the definition of certain terms used in the proposal, or (c) it is so vague and indefinite that it is potentially misleading, since any action by a company to implement the proposal would have to be made without guidance from the proposal and, consequently, in possible contravention of the intention of the shareholders who voted in favor of the proposal. *See Smithfield Foods, Inc.* (July 18, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite based, in part, on the company's arguments that (i) the proposal did not inform shareholders of what the company would be required to do if the proposal were approved and (ii) if the shareholders were to approve the proposal, the company would not know what action to take to fulfill the request); *Johnson & Johnson* (Feb. 7, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite based, in part, on the company's argument that the proposal is devoid of any description of the "Glass Ceiling Report" or the recommendations "flowing from it" so shareholders would not understand what they are being asked to consider from the text of the proposal); *PG&E Corp.* (Mar. 1, 2002) (allowing the company to omit Proponent's proposal because the proposal was vague and indefinite, based on the company's argument that neither the shareholders nor the company's board of Directors would be able to determine what actions the company would have to take to comply with the proposal); *Philadelphia Electric Co.* (July 30, 1992) (allowing the company to omit the proposal because it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Philip Morris Cos., Inc.* (Feb. 7, 1991) (allowing the company to omit the proposal because it "appear[ed] to involve highly subjective determinations concerning what constitute[d] 'advocate,' 'encourage,' 'bigotry,' 'hate,' and 'aiding in any way'" and because it "would be vague and indefinite to shareholders voting on the proposal as well as potentially misleading since any action taken by management, upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Proposal is impermissibly vague, indefinite and, therefore, potentially misleading because:

1. The Proposal is contradictory in that the resolution portion of the Proposal requests that the Board "*submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot*" while the supporting statement for the Proposal states that the Proposal "*gives our Directors the flexibility to ignore our shareholder input if our Directors seriously believe they have a good reason.*"

2. The Proposal involves highly subjective determinations concerning what constitutes "*seriously believe*" and "*good reason.*"

3. The language of the Proposal is unclear in several other respects.

The Proposal is Contradictory

It is entirely unclear how the Company's Board of Directors (the "Board") should implement the Proposal if it is approved because of its contradictory statements. The supporting statement notes that the Proposal "*gives our Directors the flexibility to ignore our shareholder input if our Directors seriously believe they have a good reason.*" However, the resolution portion of the Proposal as it is currently worded, does not appear to permit the Board to "ignore" a shareholder vote regarding a shareholder rights plan for "good reason," nor does it provide any other form of flexibility in this regard. Thus, the Proposal is inconsistent. In fact, in paragraph 11, the Proponent states that "*[A] response by our directors, which could still allow our directors to give a poison pill with not even a shareholder vote, would not substitute for this proposal.*" If the Board implemented the Proposal, it is unclear whether the proposal is binding or whether the Board will be permitted to act despite a shareholder vote if it has a "good reason." Moreover, the shareholders voting on the Proposal cannot be certain or not their approval gives the Board the authority to ignore a shareholder vote regarding a shareholder rights plan with "good reason." This vagueness and indefiniteness inherent in the Proposal is potentially misleading to shareholders and thus contrary to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6).

The Proposal Involves Highly Subjective Determinations of What Constitutes "Seriously Believe" and "Good Reason"

Furthermore, even assuming the supporting statement would effectively qualify the proposed resolution, the Proposal would involve highly subjective determinations concerning what it means for the Board to "*seriously believe*" there is a "*good reason*" to ignore a shareholder vote. The Proponent does not refer to the well-established concept of directors' fiduciary duties, but instead introduces terminology that gives no indication of what procedures the Board would need to follow in order to establish its proper use of such veto power or what standard should be applied to determine whether the Board in fact "seriously believe[s]" there is a "good reason" to act despite a shareholder vote in favor of the Proposal. Because the Proposal does not provide the Board with clear guidance, the Company believes that any action ultimately taken to implement this aspect of the Proposal could be significantly different from the action envisioned by shareholders voting on the Proposal and thus the Proposal, as drafted, is potentially misleading to shareholders.

The Language of the Proposal Is Unclear in Several Other Respects

The resolution portion of the Proposal ambiguously states that shareholder approval for "*any dilution or removal of this proposal*" is requested to be sought by the Company at "*the earliest possible shareholder election.*" It is unclear what "*dilution or removal of this proposal*" means: Does "*this proposal*" refer to the instant Proposal, or to the proposal that the Board is asked to submit to shareholders for approval of a shareholder rights plan? What is meant by "*dilution or removal*?" It is also unclear whether the Proposal is calling for shareholders to act *before* or *subsequent to* such dilution or removal. Due to the vagueness and indefiniteness noted above in the wording of the Proposal, shareholders voting on the Proposal may not have the same interpretation of the Proposal's meaning. In addition, the Company's interpretation and implementation of this statement could be different from the actions envisioned by shareholders voting on the Proposal due to the statement's vagueness and indefiniteness. Moreover, such vagueness and ambiguity as to what the shareholder approval should be for and when it should be sought leaves the Company unable to determine what action should be taken in order to properly implement the Proposal.

As noted above, the Proposal is inherently vague, indefinite and, therefore, potentially misleading, in contravention of Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6). Without further guidance, the Company would have no clear directions regarding the actions necessary to implement the Proposal and would be required to make highly subjective determinations concerning important aspects of the Proposal. As a result, the shareholders would likely have widely divergent views of the actions that would be expected of the Company, and neither the shareholders nor the Board would be able to determine what actions the Company would have to take to comply with the Proposal. Accordingly, the Company is of the view that the Proposal may be omitted from its 2004 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6).

We note that in *Monsanto Co.* (Nov. 26, 2003) ("*Monsanto*"), the Staff was unable to concur with Monsanto Company's view that a similar proposal submitted to Monsanto Company by the Proponent was excludable under Rule 14a-8(i)(3) as vague and indefinite. However, we submit that the language in the "RESOLVED" portion of the *Monsanto* proposal differs significantly from the present Proposal, and the Company's challenge is not based on the same analysis used as the basis of the challenge in *Monsanto*. Accordingly, we do not believe the Staff's decision in *Monsanto* is applicable to the challenge submitted herein.

3. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements r assertions of fact that are materially false or misleading.

Portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/14a- 9 because they contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes false or misleading statements, opinions stated as fact, and undocumented assertions of fact. *See, e.g., Farmer Bros. Co.* (Nov. 28, 2003) (opinions stated as fact and undocumented assertions of fact); *Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact, and undocumented assertions of fact); *Sysco Corp.* (Aug. 12, 2003) (false or misleading statements and undocumented assertions of fact); *Kroger Co.* (Feb. 18, 2003) (false or misleading statements). The Proponent is well aware of the requirements of Rule 14a-8(i)(3). The Staff has repeatedly directed the Proponent to delete or revise such statements in his shareholder proposals. *See, e.g., Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact, and undocumented assertions of fact); *AMR Corp.* (Apr. 4, 2003) (opinions stated as fact and undocumented assertions of fact); *The Home Depot, Inc.* (Mar. 31, 2003) (false or misleading statements and undocumented assertions of fact).

First, the **second sentence of paragraph 2**, which states "*I believe this result is more significant because insiders, who often resist shareholder proposals, owned 17% of our stock in 2003,*" is properly excludable because it is an unsubstantiated statement of fact, but more importantly, it is misleading. "Insiders" is a term open to many interpretations. In the generally accepted sense of the term, however, a company's insiders would refer to a company's directors and executive officers as a group. The Proponent's use of the term in this case is especially problematic because he does not define the term but includes shareholders not typically understood to be insiders. As disclosed in the Security Ownership of Directors and Management table included in the Company's 2003 proxy statement, even on a fully diluted basis, the Company's insiders, i.e., its directors and executive officers, owned only 0.5% (14,149,683 shares) of the Company's outstanding stock as of the record date for the 2003 annual meeting.

The Proponent apparently is using "insider" to also refer to the 17.2% shareholder listed in the Security Ownership of More than Five Percent Beneficial Shareholders table in the Company's 2003 proxy statement, NTT DoCoMo, Inc. If that is the case, the Proponent is misusing the term and misleading shareholders. Although two of the Company's directors, Dr. Nishimura and Mr. Ono, were nominated as directors pursuant to a contractual arrangement between the Company and NTT DoCoMo, these directors, as is clearly set forth in the table, are not the beneficial owners of the shares owned by NTT.

The statement is also an unsubstantiated statement of fact, the result of which would be to mislead shareholders. The Proponent provides no basis in fact for his assertion that insiders "often resist shareholder proposals." The Proponent is attempting to characterize the voting patterns of the Company's insiders by relying on a generalized assertion that is not supportable by any attribution to authority.

Third, **paragraph 3**, which states:

> *The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic and also proposals which are supported by a majority of votes cast (both points apply to AT&T Wireless). Institutional investors in general own 57% of our stock in 2003.*

is properly excludable because it omits material information and is misleading. This paragraph fails to disclose, among other things, that the Council of Institutional Investors ("CII") recommendations are *general* recommendations only and that, as such, it does not take into account the specifics regarding the Company, its governing instruments or the requirements of Delaware law.

The Proposal's reference to CII is juxtaposed with the assertion in the **last sentence of paragraph 3** that *"Institutional investors in general own 57% of our stock in 2003."* As an initial matter, it is unclear how the Proponent derived this number or as of which date it speaks. The Proposal includes no source for this statement. More importantly, however, these statements, taken together, are intended to establish a nexus, which is dubious at best, between the CII recommendations and the Company's institutional investors. The Proposal makes no attempt to demonstrate that any of the Company's institutional investors are members of CII and that they will in fact follow the CII recommendations. **Paragraph 3** is intended to imply that the Company's institutional investors are members of CII and will follow CII's recommendations relative to shareholder approval of shareholder rights plans. This is not only misleading, but also something the Proposal makes no attempt to substantiate.

Courts have found similar representations to be misleading under Rule 14a-9. For example, in *Lone Star Steakhouse & Saloon v. Adams*, 148 F. Supp. 1141 (D. Kan. 2001), the court, in the context of a contested election of directors, concluded that both (i) an overstatement of the percentage of shareholder support and (ii) a claim of support from an unspecified number of unidentified stockholders were materially misleading under Rule 14a-9; the court viewed those statements as intended to "generate a bandwagon effect on other shareholders" and that "if shareholders believe that a significant number of other investors support defendant, that belief will likely impact the decision of those investors with less time to research the claims of either existing management or the proxy contestants." Here, the juxtapositioning of these statements is intended to do nothing more than generate such a "bandwagon effect" for the Proposal. The Proponent's attempt to create a "bandwagon effect" here is unmistakable. The Proposal states that CII "formally recommends adoption of this proposal topic." We are not aware, nor has Proponent demonstrated, that CII supports Proponent's proposal.

Finally, we note that the Staff has instructed the Proponent to delete similar statements from his other proposals. In *The Boeing Co.* (Feb. 26, 2003), the Company received from the Proponent a proposal concerning the annual election of directors. That proposal included the following:

> *Annual election of each director is a ["CII"] www.cii.org core policy. Another CII policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 1999 and 2000. Institutional investors own 62% of Boeing stock.*

There, for many of the reasons stated here, the Company argued that the statements were properly excludable under Rules 14a-8(i)(3) and 14a-9. The Staff concurred and directed the Proponent to delete the statements. We submit that Proponent is simply ignoring the Staff's prior directives on this point and, by so doing, forces companies to seek no-action relief on issues on which the Staff has plainly spoken. Accordingly, we ask that the Staff instruct the Proponent to delete these misleading statements entirely, without granting an opportunity for revision.

Fourth, **the website addresses in paragraph 3 and paragraph 7**, which include:

- **[paragraph 3]** "*www.cii.org*"

- **[paragraph 7]** *"Moringstar.com"*

are properly excludable unless modified because they are false or misleading. The Staff has indicated that website addresses are not excludable from shareholder proposals per se, but they are excludable if a company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Staff Legal Bulletin No. 14* (July 13, 2001). We believe the Staff's prerequisites for exclusion of the websites referenced in the Proposal are satisfied.

We note that the Staff has required Mr. Chevedden to revise references to websites to provide a citation to a specific source for the discussion referenced in proposals he has submitted to the Company and to other companies. *See The Home Depot, Inc.* (Mar. 31, 2003) (instructing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "[t]he Council of Institutional Investors www.cii.org. . . called for shareholder approval of poison pills"); *Sabre Holdings Corp.* (Mar. 20, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "[t]he Council of Institutional Investors www.cii.org . . . called for shareholder approval of poison pills"); *FirstEnergy Corp.* (Mar. 10, 2003) (instructing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the definition referenced in the statement that "[t]he Council of Institutional Investors www.cii.org . . . called for shareholder approval of poison pills"); *The Boeing Co.* (Feb. 26, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "[a]nnual election of each director is a Council of Institutional Investors www.cii.org core policy"); *Weyerhaeuser Co.* (Jan. 16, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced). Mr. Chevedden should do likewise in this case.

In addition, the Internet address *Moringstar.com* leads to an Internet loan site that does not contain discussion of shareholder rights plan. We believe that the Proponent intended to cite to "*Morningstar.com*" rather than "*Moringstar.com.*" At the least,

Proponent should revise this citation to correctly reflect the intended source or delete the citation and related statement altogether.

Fifth, the **first sentence of paragraph 4**, stating that *"This topic also won an overall 60% yes-vote at 79 companies in 2003"* is properly excludable because it is an undocumented assertion of fact not capable of verification by reference to the text of the Proposal itself. None of the 79 companies that included such a proposal in their proxy statements are identified, nor are the 79 different "approval rates" by which the Proponent deduces an "overall 60% yes-vote." The statement is also misleading because it is incomplete. At bottom, the statement is designed to give the Company's shareholders the erroneous impression that the Proponent's Proposal enjoys wide backing of shareholders generally. Time and again, the Staff has directed that the Proponent's use of generalized declarations of support by shareholders or investors or references to the proposals of other companies be amended to include references to specifically identify the companies. *See Sabre Holdings Co.* (Mar. 20, 2003) (directing Proponent to "provide a citation to a specific source for the sentence that begins 'The 83%-vote in 2002 . . .' and ends ' . . . at 50 companies in 2002"); *Northrup Grumman Corp.* (Mar. 17, 2003) (directing Proponent to "provide a citation to a specific source for the sentence that begins 'This proposal topic won 52% and 64% . . .' and ends' . . . annual meetings since 1999'); and *The Boeing Co.* (Feb. 26, 2003) (directing Proponent to "delete the sentence that begins 'Twenty-five (25) proposals . . . . .' and ends ' . . . major companies in 2002"). Again, we suggest that the Proponent is simply ignoring the Staff's prior directives on this point and, by so doing, has forced the Company to needlessly seek no-action relief. Accordingly, we ask that the Staff instruct the Proponent to delete these misleading statements entirely, without granting an opportunity for revision.

Sixth, none of the statements under the captions in **paragraphs 6 through 10**, which are attributed to various sources, are accurate excerpts or quotations, but rather the Proponent's own paraphrases of these sources. As described below, the Proponent's paraphrases omit key words or phrases from each source. We believe that at a minimum the Proponent should clarify that these statements are his own paraphrases, rather than accurate excerpts. More particularly, these paraphrases are materially false or misleading.

For example, in **paragraph 6**, the Proponent includes the following, attributed to "Take on the Street," Arthur Levitt, SEC Chairman, 1993-2001: *"Pills Entrench*

Current Management—Poison Pills entrench the current management, even when it's doing a poor job. Pills water down shareholders votes and deprive them of a meaningful voice in corporate affairs." Without more, neither the Company nor its shareholders are in a position to verify the accuracy of this statement. While we acknowledge that Mr. Levitt did indeed author the book the Proponent references, the book is nearly 400 pages long and the Proposal lacks any indication of where in the book this statement might be found or whether it is a quote from the book or the Proponent's own summary. The Proponent's supporting documentation submitted in conjunction with the Proposal did not include a reference to this statement. *See* **Exhibit A**. We note that repeatedly the Staff has directed the Proponent to include accurate citations to the source of quotes included in his proposals. *See Monsanto Co.* (Nov. 26, 2003); *AMR Corp.* (Apr. 4, 2003); *The Home Depot, Inc.* (Mar. 31, 2003); *The Boeing Co.* (Feb. 26, 2003).

Next, **in paragraph 7**, the Proponent includes the following, attributed to Morningstar.com: "*Poison Pill Negative—The key negative of poison pills is that pills can preserve management deadwood.*" Here too, neither the Company nor its shareholders are in a position to verify the accuracy of this statement. We ask that the Staff direct the Proponent to delete this statement from the Proposal. In the alternative, we ask the Staff to direct the Proponent to revise the Proposal to provide an accurate citation to a specific source for the statement, or to "revise the sentence attributed Morningstar.com to directly quote the sentence from the source." *Monsanto Corp.* (Nov. 26, 2003).

Next, in **paragraph 8**, the Proponent includes the following, attributed to the Wall Street Journal (Feb. 24, 2003): "*The Potential of a Tender Offer Can Motivate Our Directors—Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.*" The attribution for the quote should be revised to indicate that it is taken from an "op-ed" opinion piece and thus is simply one person's opinion (namely, Holman W. Jenkins, Jr.) rather than a news report. *See Monsanto Corp.* (Nov. 26, 2003).

Next, in **paragraph 9**, the Proponent includes the following, attributed to *The Motley Fool*: "*Diluted Stock—An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.*" As with the citations to "Take on the Street" and Morningstar.com, this reference to *The*

Motley Fool, without more, renders it impossible for the Company or its shareholders to verify the accuracy of this statement. The Proposal does not indicate whether the statement comes from a book, pamphlet, radio program or website. We ask that the staff direct the Proponent to revise the Proposal to provide an accurate citation to a specific source for the statement. Here too, we note that repeatedly the Staff has directed the Proponent to include accurate citations to the source of quotes included in his proposals. *See Monsanto Co.* (Nov. 26, 2003); *AMR Corp.* (Apr. 4, 2003); *The Home Depot, Inc.* (Mar. 31, 2003); *The Boeing Co.* (Feb. 26, 2003).

Also, in **paragraph 10**, the Proponent has included the following: "*Akin to a Dictator-Poison pills are akin to a dictator who says, 'Give up more of your freedom and I'll take care of you.[']"*. This statement is properly excludable because it is an unsubstantiated comparison. *See Farmer Bros. Co.* (Nov. 28, 2003); *Sysco Corp.* (Aug. 12, 2003). The Proposal is devoid of any foundation for such a statement; the Proposal does not explain why or how there is a connection between a shareholder rights plan and a dictator. In our view, the statement is included solely to cast shareholder rights plans in as negative a light as possible without any grounds for the statement.

This statement should also be deleted from the Proposal because the statement indirectly impugns the integrity of the Company's directors and is inflammatory. By using a quote that states that a shareholder rights plan is akin to a dictator, the Proponent is making an inflammatory statement that indirectly suggests the directors are akin to dictators if they implement a shareholder rights plan, thus impugning the integrity of the directors, a tactic clearly prohibited by Rule 14a-9 and the Staff's interpretations thereunder. We note that in *Monsanto Co.* (Nov. 26, 2003), the Staff was unable to concur with Monsanto Company's view that the "Akin to a Dictator" language in a similar proposal submitted by Mr. Chevedden to Monsanto Company was inflammatory and misleading and impugned the character and integrity of Monsanto Company's directors. However, if the Staff does not permit the exclusion of the statement on the grounds adduced above, we urge the Staff to reconsider its decision in *Monsanto* based on the Staff's decisions with regard to many other proposals submitted to companies by Mr. Chevedden and other proponents that contained similarly inflammatory statements. *See The Home Depot, Inc.* (Mar. 31, 2003) (instructing Mr. Chevedden to delete "Home Depot has been a dog among large-caps" based, in part, on the company's argument that the statement is misleading and inflammatory); *Alaska Air Group, Inc.* (Mar. 14, 2003) (instructing Mr.

Chevedden to delete "[a]lthough Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic" based, in part, on the company's argument that the statement impugned the integrity of the company and its officers and directors); *The Boeing Co.* (Feb. 26, 2003) (directing Mr. Chevedden to delete the statement that "[t]here is no evidence that our management located any of the numerous reports that support this shareholder proposal topic," among others, based, in part, on the company's argument that the statement was misleading, irrelevant and indirectly impugned the character of the board of directors); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the proponent to delete statements regarding the derivation of the company's assets from "lands intended for homesteaders" based, in part, on the company's argument that these statements indirectly impugned the integrity of the Board of Directors and indirectly made charges concerning immoral conduct without factual foundation).

Finally, with respect to the quotes in **paragraphs 6 through 10**, we acknowledge that when the Proponent submitted his Proposal he included a list of references outside the text of the Proposal. *See* **Exhibit A**. These references were not only incomplete, hence this request for no-action relief, but were not included in the text of the Proposal. Thus, shareholders have no way of determining for themselves the accuracy and veracity of the statements in the Proposal. In our view, the Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements *in the text* of the Proposal. The Proponent should provide full and accurate citations, including the title and author of the article quoted, so that shareholders can more easily access the information. Otherwise, the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements in proposals submitted to the Company and other companies. *See FirstEnergy Corp.* (Mar. 10, 2003) (directing Proponent to provide citation to a specific publication date for a reference to "BUSINESS WEEK's inaugural ranking of the best and worst boards in 1996"); *The Boeing Co.* (Feb. 18, 2003) (directing Proponent to provide factual support in the form of a citation when the proposal merely cited to "McKinsey & Co. corporate governance survey"); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the proponent to provide citation to a specific publication date for the proposal's reference to a "major series by the Seattle Times").

* * * * *

For the foregoing reasons, we believe that the Proposal's supporting statement or at least portions thereof may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal's supporting statement or portions thereof are excluded.

ATTWS anticipates that its 2004 Proxy Statement will be finalized for typesetting and printing on or about March 8, 2004 and ready for filing on or about March 17, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:reh
Enclosures

cc: John Chevedden
Marilyn J. Wasser, Executive Vice President and Corporate Secretary, AT&T Wireless Services, Inc.
Mary Brodd, Senior Corporate Counsel and Assistant Corporate Secretary AT&T Wireless Services, Inc.

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

We as shareholders voted in support of this topic:

Year	Yes Vote
2003	58%

These percentages are based on yes and no votes cast. I believe this result is more significant because insiders, who often resist shareholder proposals, owned 17% of our stock in 2003.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic and also proposals which are supported by a majority of votes cast (both points apply to AT&T Wireless). Institutional investors in general owned 57% of our stock in 2003.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder input if our Directors seriously believe they have a good reason.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

A response by our directors, which could still allow our directors to give a poison pill with not even a shareholder vote, would not substitute for this proposal.

Director Confidence in their Oversight

I believe that a Board of Directors, which supports this proposal topic, is sending a powerful signal of confidence in its own oversight skill and strategy.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

AT&T Wireless

Mary Brodd
Senior Corporate Counsel

7277 164th Avenue NE - Bldg. 1
Redmond, WA 98052
425 580-5892
FAX 425 580-6280
mary.brodd@attws.com

December 9, 2003

<u>VIA OVERNIGHT COURIER</u>
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal Concerning Poison Pills

Dear Mr. Chevedden:

This letter will confirm that on Monday, December 8, 2003, I received by facsimile your shareholder proposal concerning poison pills (the "Proposal") submitted for inclusion in the Company's 2004 proxy statement.

Our search of the database for the Company's registered shareholders confirms that you are not a registered shareholder of the Company. As you know, Proxy Rule 14a-8(b)(2) requires that non-registered shareholders, sometimes called "beneficial shareholders," demonstrate their eligibility to submit a shareholder proposal by either submitting to the Company a written statement from the "record holder" (usually a banker or broker) verifying that at the time the proposal was submitted the requisite number of securities were held for at least one year, or by providing a copy of any of the filings indicated in the rules. In order to be eligible to submit the Proposal, you must have continuously held at least $2,000 in market value, or 1% of the Company's securities, for at least one year by the date you submitted your Proposal.

A letter from your broker or bank should verify the number and value of your securities held and that you have continuously held the securities for at least one year prior to the time you submitted the Proposal. I ask that you please provide the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f).

The Company will continue to evaluate the Proposal in connection with the SEC's shareholder proposal rules found in Proxy Rule 14a-8.

Sincerely,

Mary Brodd
Senior Corporate Counsel

cc: Marilyn Wasser

Exhibit C

AIRBORNE EXPRESS

SHIP | TRACK | TRANSIT TIMES | RATES | PICKUPS | LOCATIONS

BY NUMBER | BY REFERENCE | BY EMAIL | SIGNATURE P.O.D. | SKY COURIER SHIPMENTS

LOG IN | REGISTER

CUSTOMER SERVICE
US SERVICES
INTERNATIONAL SERVICES
SMALL BUSINESS CENTER
TECHNOLOGY TOOLS
ABOUT AIRBORNE

TRACKING RESULTS: DETAIL

Tracking Number: 19865524652

Shipment Summary:

Current Status: Delivered.
Delivered on: 12/10/03 8:46 am
Delivered to: Residence Door
Signed for by: LD FD -2215 NELSON 205 Ge

Shipment History:

DATE	TIME	ACTIVITY AND COMMENTS	LOCATION
12/10/03	8:46 am	Delivered. Picked Up by Airborne.	

Shipper:

A T T WIRELESS SVCS
Redmond, WA 98052
United States

Receiver:

JOHN CHEVEDDEN
Redondo Beach, CA 90278
United States

Shipment Detail:

Service:	Express	Ship Type:	Letter Express
Special:		Description:	
Weight:	1	Shipper's Reference:	
Pieces:	1		

NEW SEARCH | GET SIGNATURE P.O.D.

- Tracking detail provided by Airborne Express: 12/22/2003, 10:53:56 am pt.
- For assistance with US shipments, please call **1-800-AIRBORNE (1-800-247-2676)** or write to us.
- For assistance with International shipments, please call international customer service.
- You are authorized to use Airborne Express tracking systems solely to track shipments tendered by c Airborne Express. Any other use of Airborne Express tracking systems and information is strictly prot

RETURN TO HOME

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Wireless Services, Inc.
Incoming letter dated December 26, 2003

The proposal relates to poison pill plans.

There appears to be some basis for your view that AT&T Wireless may exclude the proposal under rule 14a-8(f). We note your representation that the proponent appears not to have responded to the request of AT&T Wireless for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T Wireless omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T Wireless relies.

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor